                      April 7, 2006

Perry Hindin
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Schick Technologies, Inc. Preliminary Proxy Materials File No. 0-22673

Schick Technologies, Inc.
Form 10-K for the fiscal year ended March 31, 2005
Filed on March 21, 2006
Form 10-Q for the fiscal quarter ended December 31, 2005
Filed on March 21, 2006
Form 10-Q for the fiscal quarter ended September 30, 2005
Filed on March 21, 2006
Form 10-Q for the fiscal quarter ended June 30, 2005
Filed on March 21, 2006

Dear Mr. Hindin:

        On behalf of Schick Technologies, Inc., a Delaware corporation ("Schick"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated March 10, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above Schick's responses. To aid the Staff with its review, we have enclosed four courtesy copies of the revised Preliminary Proxy Statement (the "Proxy Statement") as filed on the date hereof, marked to show changes from Schick's original Preliminary Proxy Statement, filed with the Commission on February 10, 2006.

        In addition, the Preliminary Proxy Statement includes certain discrete changes made to Sirona's interim financial statements for the quarter ended December 31, 2005. Sirona has increased its interest expense in its statement of operations for the quarter ended December 31, 2005 by $1,538,000 to amortize deferred financing fees related to indebtedness that was prepaid by Sirona in December 2005 and decreased its income tax expense by $696,000, primarily to recognize the tax impact of the adjustment for the amortization of deferred financing costs.

        As a result of these changes, certain interim financial data have been disclosed as "restated." Sirona and the Company respectfully advise the Staff that in restating the interim financial statements, Sirona followed APB Opinion No. 20 "Accounting Changes" and APB Opinion No. 9 "Reporting the Results of Operations."

        Paragraph 26 of APB Opinion No. 9 states that the disclosure of restatements in annual reports issued subsequent to the first post-revision disclosure would ordinarily not be required. Since the filing of a revised preliminary proxy statement or the definitive proxy statement would represent a subsequent filing of the financial statements, the Company and Sirona believe that the restatement disclosure is not required to be repeated in the interim financial statements or presentation of related financial data included in any future filings of the proxy statement.

        In addition, the Company believes that leaving the restatement disclosure in the Proxy Statement would be confusing to its stockholders and would not be meaningful or material to the Company's stockholders when making their decision to vote for or against the Exchange. Furthermore, such financial statements and data have not yet been provided to any of the Company's stockholders and will not be provided to them until the definitive proxy statement is mailed.

Summary Historical Financial Data of Sirona. page 15

1.
Reference is made to footnote (2) on page 17. The amounts shown for depreciation and amortization on the reconciliation of net income (loss) to EBITDA here do not agree to the amounts shown on page F-16. It appears that you have included in-process research and development as a component of depreciation and amortization. Please note that the non-GAAP measure EBITDA, as that term is normally used by the investing community and as defined in this footnote, would only include earnings before interest, taxes, depreciation, and amortization. As a result, in-process research and development would not be considered a component of amortization and, therefore, would not be deducted when calculating EBITDA. Please refer to the guidance in Item 1.0(e)(1)(ii)(a) of Regulation S-K and Frequently Asked Questions No. 14 and 15 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise the filing accordingly.

  The requested revision has been made to pages 17, 18 and 20 of the Proxy Statement.

2.
We note your disclosure of why you believe EBITDA is useful to investors. We also note your disclosure of the limitations of the measure of EBITDA. Please revise to also disclose how management compensates for the limitations of the non-GAAP financial measure presented.

  The requested revision has been made to page 17 of the Proxy Statement.

Debt Covenant Compliance, page 19

3.
We note that you refer to net finance charges and consolidated total net debt as terms not defined under US GAAP. We also note here and on page 92 that you disclose your ratio of adjusted EBITDA to consolidated finance charges and your ratio of adjusted EBITDA to consolidated total net debt. Please revise the filing to disclose the components and calculation of consolidated finance charges and consolidated total net debt.

  The requested revisions have been made to pages 19 and 20 of the Proxy Statement.

Opinion of Schick's Financial Advisor, page 48

4.
Please provide us with copies of any materials prepared by UBS in connection with its fairness opinion, including among other things, any "board books," drafts of fairness opinions provided to Schick's board and any summaries made to Schick's board. We may have further comments once we have had the opportunity to review the requested materials.

        With respect to the information provided by UBS to the Schick board of directors in connection with the fairness opinion, a copy of the presentation materials dated September 25, 2005 is being submitted to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934 and Rule 418 under the Securities Act of 1933. In accordance with such rules, Schick hereby requests those materials be returned promptly to Dorsey & Whitney LLP, counsel to Schick, following completion of the Staff's review thereof. By separate letter, Dorsey & Whitney has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Fee Arrangement, page 54

5.
Please quantify the amount of the fee that is contingent upon the consummation of the transaction.

        The entire amount of the UBS fee is contingent upon consummation of the Exchange. Page 54 of the Proxy Statement has been revised accordingly.

Directors and Executive Officers of Schick Following the Exchange, page 57

6.
Please clarify the business experience for the last five years of Messrs. Hood, Kowaloff, Sheehan and Beecken.

        The requested clarification has been made to pages 58, 59 and 60 of the Proxy Statement.

7.
Please expand the appropriate section to include a table that sets forth the security ownership of certain beneficial owners and management following the exchange.

  The requested table has been added to pages 61, 62 and 63 of the Proxy Statement.

Conditions to Completion of the Exchange, page 67

8.
Please clarify whether you intend to resolicit if you waive material conditions after shareholders vote on the merger.

  The requested clarification has been made to page 73 of the Proxy Statement.

Business, page 72

9.
Please discuss, if applicable, any of Sirona's customers that account for 10% or more of Sirona's revenues.

        Disclosure regarding those customers that account for 10% or more of Sirona's revenues has been added to page 78 of the Proxy Statement.

Increased Focus on Sirona's Position in the U.S. Dental Market, page 80

10.
Please discuss the material terms of the exclusive distribution arrangement between Sirona and Patterson Dental.

        A discussion of the material terms of the exclusive distribution arrangement between Sirona and Patterson Dental has been added to pages 78 and 79 of the Proxy Statement.

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004, page 83

11.
We note that your MD&A discussion is presented based on aggregated periods reflecting the changes in basis effected through the MDT and EQT transactions. While we note the discussion highlighting the change in basis to investors, a comparative discussion of the results of your operations under the same basis would also be meaningful to investors. Please revise the filing to also include a comparative discussion of the three-month period ending December 31, 2005 to the three-month period ending September 30, 2005.

        The Company respectfully advises the Staff that Sirona does not believe that a fourth to first quarter comparison would be a more meaningful or reliable indicator of its future performance due to the following:

  •
  Sirona's first quarter is historically its strongest, as dentists tend to place a disproportionate share of orders for equipment at the end of a calendar year. Consequently, results for the first quarter would not be comparable to those for the fourth quarter.

  •
  Sirona's accounting policies before and after the MDP transaction remained the same, except for the change in basis, so that the comparison of the first quarter of 2006 to the first quarter of 2005 is a meaningful comparison.

  •
  The remaining effects of purchase accounting on Sirona's operating results have been clearly identified in the comparison of the first quarter of 2006 versus the first quarter of 2005 within MD&A.

12.
You state that total revenue increased 12%, with growth rates for the Imaging Systems segment of 32%, the Dental CAD/CAM Systems segment of 17% and the Instruments segment of 9%. Please revise to discuss the reasons for the changes in revenues for each segment. Discuss and quantify the effects of new product introductions, changes in prices and changes in volume. When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. Please note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

        The Company respectfully advises the Staff that the growth in revenue in each of the periods was due to volume increases across all product segments, which resulted from demand for Sirona's innovative products that address key trends in modern dentistry and from new product launches. In general, wholesale prices remained stable.

        Additional language has been added throughout MD&A to better describe the changes in revenue. Other factors discussed in MD&A relate to general trends that drive the business and for the most part relate to all product segments. Consequently, the Company and Sirona believe that additional disclosure beyond what is included in the revised proxy statement is unnecessary for an investor's understanding of Sirona's business.

13.
You state that on a constant currency basis, Treatment Center segment revenue decreased by 8% mainly due to a slow economy in Germany. However, you make no mention of the slow economy in Germany impacting your revenues in the other segments. Please revise to quantify the impact on those segments or explain to us why there was no impact.

  The requested revision has been made to page 86 of the Proxy Statement.

14.
Please revise to discuss and quantify the reasons for the significant increase in revenues in the United States.

  The requested revision has been made to pages 87, 88, 89 and 91 of the Proxy Statement.

15.
You state that that your gross profit increased between the two periods due to an increase in revenue from product groups with higher gross profit margins. Please revise to provide additional analysis of the increase in gross profit margins. For example, discuss the primary product groups that have caused this change. Also, discuss the circumstances that led to the increased gross profits on these product groups and whether you expect the trend of higher gross profit margins to continue in future periods. Finally, to enhance the reader's understanding of your operations, include a discussion of your gross profit margin for each of your segments. Please note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

        The requested revisions have been made to pages 86, 88 and 90 of the Proxy Statement, except as noted below. These revisions contain a more detailed discussion of the factors impacting gross profit margin across all segments, including economies of scale as a result of volume increases across all segments, which have led to sourcing benefits and leveraging of fixed costs. A discussion, where applicable, of new product introductions of higher margin products in certain segments has also been included in the Proxy Statement. Sirona believes that this discussion provides a meaningful discussion of all material trends affecting its segments. Sirona has not included a numerical discussion of gross profit margin by segment. Please note that Sirona's measure of segment profit and loss, as discussed in note 17 to its audited financial statements, is gross profit based on German GAAP and management reporting, excluding the impact of the EQT transaction and the MDP transaction. Consequently, a discussion of gross margins by segments in accordance with U.S. GAAP has not been included in the Proxy Statement.

16.
You state that the increase in selling, general and administrative expenses was driven by the overall increase in revenue and by your expanded presence in various countries, including the United States, Japan and Australia. Please revise to quantify the effects of the expansion in these countries and to discuss any trends that may impact future periods with respect to further expansion. Note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

  The requested revisions have been made to pages 87, 89 and 91 of the Proxy Statement.

Related Party Transactions, page 94

17.
Please elaborate on your statement that in addition to the specific transactions described on page 94, Sirona occasionally enters into other related party transactions. Is Sirona party to other related party transactions not described in the proxy statement?

        The Company respectfully advises the Staff that it has been informed that Sirona is not a party to any related party transactions that are not otherwise described in the Proxy Statement. Consequently, the statement that Sirona occasionally enters into other related party transactions has been deleted from page 98 of the Proxy Statement.

Unaudited Pro Forma Consolidated Financial Statements

18.
You state within your introductory paragraph that the unaudited pro forma consolidated balance sheet gives effect to the Exchange and MDP transactions as if these transactions had occurred on December 31, 2005. However, since the MDP transactions were consummated on June 30, 2005, please revise the paragraph to correctly indicate that the pro forma consolidated balance sheet only gives effect to the Exchange transaction as if it had occurred on December 31, 2005.

  The requested revision has been made to page 107 of the Proxy Statement.

19.
You further state that the unaudited pro forma consolidated statement of operations gives effect to the Exchange as if it has occurred on October 1, 2004. Please revise the paragraph to correctly indicate that the pro forma consolidated statement of operations for the year ended September 30, 2005 gives effect to the Exchange and MDP Transaction as if both had occurred on October 1, 2004.

  The requested revision has been made to page 107 of the Proxy Statement.

20.
Please revise the fifth paragraph on page 104 to disclose, if true, that the fiscal year end of the continuing entity will be September 30, the same as Sirona's current fiscal year-end. Otherwise, please advise us.

  The requested revision has been made to page 109 of the Proxy Statement.

21.
Please revise the introductory paragraphs to clearly explain how you have complied with Article 11 -02(c)(3) of Regulation S-X in presenting the pro forma statement of operations. Clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma statements of operations.

  The requested revisions have been made to page 109 of the Proxy Statement.

Note 1. Pro Forma Adjustments-MDP Transaction, page 108

22.
We note that you provide a brief explanation for each adjustment made related to this transaction and to the Exchange transaction. However, the notes do not clearly explain the assumptions involved as required by Article 11-02(b)(6) of Regulation S-X. Please address the following:

•
Reference is made to adjustment (b). Please revise your disclosure to explain how you determined that a weighted average interest rate of 6.604% was appropriate to use in this situation.

        The Company respectfully advises the Staff that the disclosure on pages 114 and 115 of the Proxy Statement has been revised to respond to the Staff's comment. The estimated interest rate used for purposes of computing the pro forma adjustment is based on the weighted average current rate at September 30, 2005 of 6.7%. The revised disclosure provides detailed information on how the estimated rate was derived. As a significant portion of Sirona's debt is variable, we have also refined the presentation of interest rate sensitivity displaying the effect on interest expense of a one-eighth of a percent rate change. We believe that the rate used, together with the enhanced sensitivity information, is appropriate for purposes of the pro forma adjustments.

  •
  Reference is made to adjustment (c). Please tell us and revise your disclosure to explain in more detail why you have recorded an adjustment related to the change in the pension expense resulting from the fair value adjustment and how the amount of the adjustment was determined. As necessary for an investor to understand the adjustment, provide supporting calculations.

        The Company and Sirona have revisited the requirements of Article 11-02(b)(6) of Regulation S-X and determined that it is not appropriate to record an adjustment for pension expense for purposes of the consolidated pro forma financial statements as all eligible employees will continue to be subject to benefits in their legacy plans and all relevant assumptions have already been considered in the underlying historical financial statements to estimate pension cost. The pro forma adjustment has therefore been deleted.

  •
  Reference is made to adjustment (f). We note that this adjustment is based upon an estimated tax rate. Please revise your filing to disclose why you estimated the tax rate to be 36.9%.

  The requested revision has been made to page 115 of the Proxy Statement.

Note 2. Pro Forma Adjustments-Exchange, page 109

23.
We note that within your preliminary estimate of the purchase price that you increase the purchase price by $12.8 million for 834,505 unvested options to purchase Schick's common stock and that you reduce the purchase price by $14.4 million for the unearned portion of the unvested options to purchase Schick's common stock relating to services to be provided in the future. It would appear that the $14.4 million reduction relates to the same 834,505 unvested options but it is not clear from your disclosures why the fair value of the unearned portion of the unvested options exceeds the total estimated fair value of the options at the date of the transaction. Please revise the filing or advise us.

        The Company respectfully advises the Staff that it believes that the presentation of the pro forma adjustments with respect to the unvested Schick options appropriately reflects the entries that would be recorded in purchase accounting for the reverse acquisition of Schick by Sirona and in periods subsequent to the acquisition.

        Although the optionholders of a legal acquirer in a reverse acquisition (i.e. Schick) do not actually exchange their stock options, the fair value of the vested and unvested share-based awards should be included in the cost of the acquired enterprise. The calculation of the fair value of share-based awards of a legal acquirer in a reverse acquisition should be based on the market price of either the legal acquirer or the accounting acquirer, depending on which value is considered more reliably determinable for valuing the business combination as a whole. For purposes of the pro forma financial information, we have considered the value of Schick as a public company to be more reliably determinable than the value of Sirona as a non-public entity. Under EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the fair value of equity securities issued to effect a business combination for purposes of determining the purchase price should be based on the market price of the securities over a reasonable period of time before and after the two entities have reached an agreement on the purchase price and the transaction is announced. Our estimates of the fair value of the Schick stock options using a Black-Scholes model are based on the average of the closing prices for a range of trading days (September 22, 2005 through September 28, 2005, inclusive) around and including the announcement date (September 26, 2005) of the execution of the Exchange Agreement ($24.96 per share of Schick common stock.)

        The fair value of unvested awards issued in a business combination (or deemed issued in a reverse acquisition) for the purpose of determining post-combination compensation cost should be measured at the consummation date, which may not be the same as the measurement date for determining the purchase price for certain business combinations. The measurement date referred to in EITF 99-12 is the date that is used to determine the total cost of an acquired company if the consideration given for the combination is marketable securities. The determination of the amount of compensation cost to be attributed to future service periods for unvested awards is an allocation issue rather than a measurement issue. If an acquiring entity in a business combination issues unvested share-based awards in exchange for share-based awards held by employees of the acquired entity, the portion of the fair value of awards issued that should be allocated to post-combination compensation cost is calculated as the post-combination requisite service period divided by the total requisite service period from the date of the grant of the original award. As the Exchange requires the approval of the Schick stockholders, the grant date will be at consummation of the Exchange. The market price used to arrive at the fair value of the unvested options to be allocated to unearned compensation cost was $38.84, which estimates the market price at the consummation date using the January 31, 2006 market price. Upon filing the definitive Proxy Statement, the market price used to arrive at the fair value of the unvested options to be allocated to unearned compensation cost will be updated to reflect the price as of a more recent date.

        The difference in the fair values of the unvested options and the unearned compensation costs arises solely from the significant increase in the market price of shares of Schick common stock since the date the Exchange was announced.

        This guidance is consistent with FIN 44 and EITF 00-23 and the Company and Sirona believe this guidance should continue to be followed under SFAS 123(R).

        Pages 115 and 116 has been revised in response to this comment.

24.
Reference is made to adjustment (2) and (3). Please revise your notes to separately break-out the estimated amounts allocated to technologies, trademarks and dealer relationships. Please disclose the nature of the technology intangible asset. Please also disclose the estimated useful life for each of the intangible assets identified in the preliminary purchase price allocation.

  The requested revisions have been made to page 117 of the Proxy Statement.

25.
Reference is made to adjustment (9). Please revise to also disclose how the $462.6 million adjustment to additional paid-in capital was derived.

  The requested revision has been made to page 118 of the Proxy Statement.

26.
Reference is made to adjustment (1l). The amounts shown as the adjustments to additional paid-in capital and retained earnings in this note do not agree to the amounts shown on the pro forma balance sheet. Please revise or advise.

  The requested revision has been made to page 118 of the Proxy Statement.

27.
Reference is made to adjustment (12). Please provide us with your analysis performed to reach the conclusion that the $2.50 per share dividend to be paid to Schick shareholders should be recorded as an increase to goodwill.

        The Company respectfully provides the Staff with the following analysis of why the dividend to be paid to Schick stockholders should be recorded as an increase to goodwill. The dividend will be paid only to Schick stockholders of record before the consummation of the Exchange. As the dividend had not been declared or paid as of December 31, 2005, the date of the most recent Schick balance sheet combined for purposes of the unaudited pro forma balance sheet, Schick's net assets as of December 31, 2005 will be reduced by the dividend. Sirona has agreed to the terms of the Exchange and the payment of the dividend by Schick. The net assets of Schick deemed acquired by Sirona upon consummation of the Exchange will be reduced by the dividend payment as compared to Schick's net assets as of December 31, 2005. The excess consideration exchanged over the separately identifiable net assets of the acquired entity, Schick, will result in goodwill. As the Schick net assets acquired by Sirona will be reduced by the dividend to be paid, goodwill is increased to reflect the purchase accounting effects in accordance with SFAS 141.

        Moreover, upon further review of the pro forma adjustments to the balance sheet, reclassifications were made to properly assign adjustments (10), (15) and (19), which had previously been recorded as an increase in shareholders' equity, to goodwill as these transactions occurring as of consummation reduce the amount of goodwill resulting from the acquisition, similar to the increase caused by the dividend. These reclassifications eliminate the inconsistencies between the narrative description on page 116 and the presentation on the pro forma balance sheet.

28.
Reference is made to adjustments (15) through (17). Please revise this note to disclose the basis for an estimated tax rate of 40.2%.

  The requested revision has been made to page 119 of the Proxy Statement.

Proposal 3, page 116

29.
Provide the information required by Item 10(b)(2)(i)(B) and (D) of Schedule 14A.

  The requested disclosure has been added to page 122 of the proxy statement.

Security Ownership of Certain Beneficial Owners and Management of Schick, page 121

30.
Please disclose the natural person who has voting or investment control of the shares held by each of Sirona Holdings Luxco S.C.A. and certain affiliates and Greystone Funding Corp.

  The requested revision has been made to pages 127 and 128 of the Proxy Statement.

Consolidated Balance Sheets, page F-3

31.
We note that goodwill has decreased by $8 million from September 30, 2005 to December 31, 2005 and that intangible assets have decreased by $19 million from September 30, 2005 to December 31, 2005. Please revise the notes to the interim financial statements to provide all of the disclosures required by paragraph 45 of SFAS 142.

  The requested revision has been made to pages F-10 and F-11 of the Proxy Statement.

Consolidated Balance Sheets, page F-12

32.
We note that on page F-16 you refer to accounts receivable from related parties. However, you have not presented the amounts separately on the face of the balance sheet as required by Rule 4-08(k) of Regulation S-X. Please revise the statement to separately break-out this amount on the face of the consolidated balance sheet for each reporting period presented and provide the disclosures required by paragraph 2 of SFAS 57 in a note to the financial statements. This comment also applies to your interim consolidated financial statements for the period ended December 31, 2005.

        The Company respectfully advises the Staff that as of December 31, 2005, September 30, 2004 and September 30, 2005, Sirona had no receivables from related parties. As such, no amounts have been recorded on the face of the balance sheets. However, as of February 16, 2004 and September 30, 2003 there were receivables from related parties. Consequently, the consolidated statements of cash flows appropriately title the line item "accounts receivable and accounts receivable from related parties." Please see note 18 on pages F-46 and F-47 for the disclosures regarding related parties.

Consolidated Statement of Shareholder's Equity and Comprehensive Income (Loss) page F-I5

33.
We note that you present a beginning balance for retained earnings related to Predecessor 2's basis at June 30, 2005 that resulted from the MDP transaction. It appears that the amount represents the retained earnings related to the portion of Predecessor 2 valued at predecessor basis. Tell us how you considered the guidance in EITF 90-12 in concluding that the current presentation is appropriate, or revise to comply with that guidance.

        We respectfully advise the Staff that Sirona believes its presentation of retained earnings after the MDP transaction is in compliance with generally accepted accounting principles, notably EITF 88-16 and EITF 90-12. In accordance with EITF 88-16, 9.15% of the net assets were carried over to the successor period as they represented management's continuing interest. EITF 88-16 defines predecessor basis as "a shareholder's basis in a business enterprise"; that is, the original cost of the investment in the business enterprise plus that shareholder's proportionate share of earnings or losses less dividends and any other distributions by that shareholder from the business enterprise since the date of acquisition. EITF 90-12 provides specific guidance by analogizing to a step acquisition (or partial purchase method). In a step acquisition, the net assets of the acquired business should be recognized at fair value only to the extent of the ownership interest acquired. The remaining portion of the acquired net assets should be based on the historical financial statement carrying amounts.

        The Company further advises the Staff that Sirona is aware of the SEC's position in connection with EITF 90-12 that the Staff would object to a split presentation of net operating loss carryforwards and would instead require the entire net operating loss carryforwards as acquired assets. The Company respectfully refers the Staff to the disclosure in Note 9 to Sirona's financial statements which identifies the amount of Sirona's net operating loss carryforwards at September 30, 2005. The carrying amount of the net operating loss carryforwards was identical before and after the MDP transaction. As such, Sirona believes that the presentation of retained earnings after the MDP transaction is in compliance with generally accepted accounting principles, notably EITF 88-16 and EITF 90-12.

Consolidated Statements of Cash Flows, page F-16

34.
We note in Note 4 that you held back Euro 20 million of consideration relating to the EQT transaction and paid the amount, $25.7 million, in the period ended June 30, 2005. Since the amount was accrued as part of the purchase accounting on February 17, 2004, please revise this statement to include disclosure of this accrued acquisition cost as non-cash investing activity for the period from February 17, 2004 to September 30, 2004.

  The requested revision has been made to page F-18 of the Proxy Statement.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-18

35.
Please revise the note to clearly disclose all differences in the accounting policies of the predecessor and successor entities. If the accounting policies have not changed, please add disclosure to that effect.

  The requested revision has been made to page F-20 of the Proxy Statement.

Revenue Recognition, page F-19

36.
We note on page 74 and throughout the filing that you entered into arrangements to sell your products through distributors and that you recognize revenue upon delivery to these distributors.

•
Tell us the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.

        The Company respectfully advises the Staff that Sirona typically sells its products through distributors pursuant to written distribution agreements. Among other matters, these agreements address exclusivity, territory, minimum purchase requirements, payment terms (typically 10 to 90 days), term of agreement and termination. Sirona records revenue based upon 1) written purchase orders in which 2) the price is fixed and determinable, 3) after delivery of merchandise or service has occurred and 4) only if collectibility is reasonably assured. Its distributors do not have a right to refuse to accept delivery or to return the products they purchase from Sirona, whether or not they have been resold to end users. Other than fulfilling warranty obligations Sirona does not have any post shipment obligations to its distributors. Sirona provides for warranty costs at the time of shipment.

  •
  Tell us if you grant price concessions to your distributors and if so, tell us how you account for price concessions.

        The Company respectfully advises the Staff that Sirona offers volume purchase discounts to its distributors if certain conditions are met. Sirona estimates volume purchase discounts based on the distributor's historical and expected future product purchases. Discounts are recorded as a reduction of revenue at the time of sale in accordance with EITF 01-09.

  •
  Revise to expand your policy for revenue recognition to include the accounting for these distributor arrangements.

        The requested revision has been made to page F-21 of the Proxy Statement.

37.
We note that you offer discounts to your customers if certain conditions are met and that you account for these as a reduction of revenue. Please tell us and revise your filing to disclose the nature of these discount arrangements and how you estimate the amount of discounts to be given at the time of sale.

        The Company respectfully advises the Staff that Sirona offers discounts to its customers if certain conditions are met. Discounts and allowances are primarily based on the volume of products purchased or targeted to be purchased by the individual customer or distributor. Sirona estimates volume purchase discounts based on the individual customer's historical and estimated future product purchases. The requested disclosure has been added to page F-21 of the Proxy Statement.

38.
We further note that you recognize revenue related to your products that contain software that is more than incidental to the product in accordance with SOP 97-2, as amended by SOP 98-9. Please revise this note to provide separate detailed disclosure of how your revenue recognition complies with SOP 97-2.

•
Discuss how you have vendor specific objective evidence of the fair value of any undelivered elements.

  •
  Tell us and disclose how you evaluate multiple-element arrangements that include software and how your policies comply with EITF 00-21 and SOP 97-2.

  •
  Tell us the amount of software revenue recognized in accordance with SOP 97-2 in each of the periods presented.

        Sirona recognizes revenue in accordance with SOP 97-2, as modified, primarily for its CEREC product. Vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements (the service contract) has been established by Sirona using the price charged when the undelivered elements are sold separately. Prior to the undelivered elements being sold separately, a price was established by Sirona management having the relevant authority. The price established by management for the undelivered elements is the price at which these elements continue to be sold today, when sold in separate, stand-alone transactions. Sirona has therefore established VSOE of the fair value of the undelivered software element.

        Sirona has also established VSOE of the fair value of the CEREC product based on the price charged for that product when it is sold by itself in stand-alone transactions. The CEREC product consists of software-related hardware and software combined into one product. Accordingly, in response to the third bullet point above, while Sirona has VSOE of the fair value of the CEREC product itself, it does not have the information available to identify the software revenue recognized in any given period since it does not separate the software from the software-related hardware in the CEREC product.

        As to the second bullet point above, disclosure has been added to page F-21 of the Proxy Statement in response to this comment.

Research and Development, page F-20

39.
We note that you capitalize equipment that has general research and development uses. Please tell us and revise your disclosure to explain if the capitalized research and development equipment has alternative future uses. Refer to paragraph 11 of SFAS 2.

        The Company respectfully advises the Staff that all equipment that has been capitalized by Sirona has an alternative future use and that such equipment is computer equipment. The requested disclosure has been added to page F-21 of the Proxy Statement.

Property, Plant and Equipment, page F-22

40.
You state that property, plant and equipment are stated at historical cost less accumulated depreciation. In light of the transactions disclosed in Note 4, please revise to also address how the carrying amounts of your property, plant and equipment were impacted. We note that as a result of the transactions you were required to record fair value adjustments to these assets.

  The requested revision has been made to page F-23 of the Proxy Statement.

Note 4    Leveraged Buy-out Transactions, page F-26

MDP Transaction, page F-26

41.
You state that the MDP transaction was accounted for in accordance with EITF 88-16 in a manner similar to a business combination under SFAS 141. You also state that certain members of management who were deemed to be in the control group held equity interests in the Sirona Group prior to and subsequent to this transaction and, as a result, the 9.15% interest of these continuing shareholders have been reflected at the predecessor basis. Please respond to the following comments:

  •
  Please provide to us the detailed analysis you performed in reaching your conclusion that this transaction meets the scope guidelines discussed in EITF 88-16.

        EITF 88-16 requires a leveraged buy out transaction ("LBO") to meet the following criteria in order to be within the scope of its guidance: the LBO should be effected in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by Newco of all of the previously outstanding common stock of Oldco. In other words, there can be no remaining minority interest.

        The following is noted regarding the MDP transaction:

  •
  A 100% interest in Sirona Dental Systems Beteiligungs-und Verwaltungs GmbH ("Oldco") was acquired by funds managed by affiliates of MDP, certain other equity investors, certain members of Sirona management and certain other Sirona employees (collectively the "Purchasers") on June 30, 2005 in a single transaction. There were no remaining equity interests outstanding that were not acquired by the Purchasers.

  •
  EQT, the manager of a number of funds that collectively owned a majority of the equity interests in Oldco had no continuing interest in Sirona after consummation of the MDP transaction.

  •
  The Purchasers established Blitz F05-118 GmbH (later renamed Sirona Holding GmbH) to acquire 100% ownership of Oldco.

  •
  The aggregate consideration paid was €765.6 million, including the purchase price paid to the sellers of € 455 million, a €301 million repayment of assumed bank debt and direct acquisition costs of €9.6 million.

  •
  The funds necessary to complete the acquisition (including the payment of fees and debt issuance costs) were derived (1) 68% from approximately €550 million of new debt, comprised of €385 million of borrowings under the Senior Credit Facility and €165 million of borrowings under the Mezzanine Credit Facility and (2) 32% from an aggregate of €255 million in cash contributions by the Purchasers, including a shareholder loan.

  •
  The leverage ratio of 68% did not include funds made available by the Purchasers in the form of a shareholder loan.

  Consequently, the MDP transaction meets the scope requirements of EITF 88-16 as it was (1) effected in a single highly leveraged transaction on June 30, 2005, (2) funded 68% with debt and (3) resulted in the acquisition by Newco of all of the previously outstanding common stock of Oldco.

  •
  Please tell us the voting percentage held by each member of the control group in the predecessor entity. Please also tell us the voting percentage each member of the control group holds in the successor.

        The following table sets forth the voting percentage held by each member of the control group in Oldco and Newco:

	EQT Oldco (%)	MDP Newco (%)
EQT	83	—
Madison Dearborn	—	75
Management holding company	9	17
Subtotal Control Group	92	92
Other Employees	6	8
Nonexecutive independent board members	2	—

Total Investors	100	100

  •
  To the extent that any individuals other than management retained a residual interest in the successor, please provide us with your analysis of whether these parties should be considered part of the control group. Refer to Section 1(c) of EITF 88-16.

        Sirona employees, other than members of management included in the control group, have an 8% residual interest in Newco. 1% of this residual interest is held through a partnership and 7% is held through direct investments by the employees. Sirona employees, other than members of management included in the control group, had a 6% residual interest in Oldco. Such Sirona employees comprise selected employees and level two management who do not have direct control over the operations of Newco. As a result, these individuals do not meet the definition of "Management" per Rule 401(k) of Regulation S-X and are not included in the control group as "management." None of these individual employees hold a residual interest in Newco that is equal to or greater than 5%. Consequently, they have been excluded from the control group.

42.
We note you have allocated $93.4 million of the purchase price to trademarks and determined that these trademarks are indefinite-lived assets. Please tell us and revise your note to disclose how you considered all of the factors in paragraph 11 of SFAS 142 to classify this as an indefinite-lived intangible asset. Please also explain how you determined the estimated fair value of these trademarks. Please also revise your notes to the unaudited pro forma consolidated financial statements to conform to the revised disclosure here.

        Sirona has several trademarks related to the Sirona, CEREC, Orthophos and Heliodent brand names. The trademarks in themselves are legal rights owned by Sirona. In regards to the indefinite useful lives of these trademarks, please note the following:

  •
  The combined company will continue to use the trademarks for all of the related products in all geographic locations.

  •
  The trademarks do not relate to any specific non-current asset. The Sirona, CEREC, Orthophos and Heliodent brand names have been used by Sirona for approximately 35, 20, 25 and 35 years, respectively, to label its products and related services and could be transferred separately from any other asset.

  •
  There are no legal, regulatory, or contractual provisions that may limit their useful lives.

  •
  The renewal of the trademark registrations requires a payment of approximately €5,000 per trademark every 10 years. This is not considered to be a substantial cost.

  •
  Sirona is unaware of any economic factors or changes in such factors that would result in the obsolescence of the trademarks as a result of expected changes in demand, competition, and other economic factors such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, or expected changes in distribution channels. The continued use of the trademarks for approximately 35, 20, 25 and 35 years demonstrates that they have been unaffected by any specific short term changes in technology, legislation or other factors and Sirona has no indication that this assessment is no longer valid.

  •
  Sirona does not believe that there are any material levels of maintenance expenditures required to obtain the expected future cash flows from the asset. In general, expenditures for marketing, research and development and selling and distribution relate to different assets or contribute to enhancements of the trademarks.

        Based on the above facts and consistent with the discussion in Example 7 in Appendix A to SFAS 142, Sirona has concluded that the trademarks have an indefinite useful life and are not subject to amortization.

        The fair values of the Sirona trademarks have been estimated using the relief from royalty method and assumed royalty rates ranging from 0.25% to 1.0% for the various trademarks.

        The requested revisions have been made to pages 114 and F-29 of the Proxy Statement.

43.
We note that you have allocated $273.9 million of the purchase price to intangible assets that you have disclosed as technologies and dealer relationships. It appears that the technologies and dealer relationships represent separate intangible assets. If so, please revise the filing to separately present and disclose these intangible assets. With respect to the technology intangible asset, please disclose the nature of the technology and provide us with your analysis of the criteria of paragraph 39 of SFAS 141 for recognition as an intangible asset. Finally, please revise to discuss how you determined the estimated value assigned to each asset and estimated useful life for each intangible asset.

        The unpatented technology represents know-how and information which is used in Sirona's business and provides an opportunity to obtain an advantage over competitors who do not use, or do not have access to, this know-how. It represents documented and undocumented know-how necessary for generating future revenues from products and includes trade secrets, production processes, CAD drawings, parts list, blueprints and self-developed software for Dental CAD/CAM Systems and Imaging Systems. The unpatented technologies meet the separation criteria in paragraph 39 of FAS 141 as they could be licensed out to third parties or could be acquired or licensed-in separately from other assets. As such, they would be transferred with the related trademark asset and must be separated and valued under FAS 141.

        The fair value of the technology assets was determined by using a valuation method based on projected earnings and cash flows from the assets. The useful life was determined based on the expected use of the technology by Sirona, any legal provisions that may limit the useful life of the technology, the effects of known advances, obsolescence, demand and competition and the level of maintenance expense required to obtain the future cash flows of the technology. Based on these factors, technologies were assigned useful lives of 1 to 13 years.

        The fair value of the dealer relationships was determined using the replacement cost valuation method, which considered the cost which would have been incurred to search, engage and train the new dealers. The remaining useful life of a contractual dealer relationship relates to the estimated average period of 10 years after which an existing dealer needs to be retrained, similar to a new dealer.

        The requested revisions have been made to pages F-28 and F-29 of the Proxy Statement.

44.
We note that the excess of the purchase price over the net assets acquired in the MDP transaction resulted in goodwill of approximately $469.2 million. Tell us and revise this note to discuss the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

  The requested revision has been made to pages F-27 of the Proxy Statement.

45.
We note that you have allocated $33.8 million of the purchase price to in-process research and development expense (IPR&D) expenditures. Please revise this note and MD&A to provide the following disclosures:

•
Describe each significant IPR&D project acquired;

•
Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

•
For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

        Sirona's IPR&D projects primarily relate to (i) 3D-Imaging, (ii) enhancements to the CAD/CAM system's hardware and software and (iii) a new treatment center platform.

        The fair values of, and estimated costs to complete, the significant projects at June 30, 2005 were (i) $9.3 million and $7 million, (ii) $10.3 million and $8 million, and (iii) $10.3 million and $8.0 million, respectively. It is anticipated that the majority of these projects will be completed and begin to generate cash in calendar year 2007.

        The Company respectfully advises the Staff that the amount allocated to all IPR&D projects in the aggregate represents only 2.7% of the total assets acquired and 6% of the purchase price. The Company and Sirona believe that the level of detail provided on specific aspects of the valuation of assets identified in purchase accounting, including assets which are immediately amortized due to a lack of alternate future use, should follow the principle of materiality and that specific information regarding each IPR&D project will not be meaningful to investors when the amount allocated to all IPR&D projects in the aggregate is immaterial to Sirona's business. Although your comment is addressed above, we propose to exclude these disclosures from Sirona's MD&A and the notes to its consolidated financial statements given its limited significance to Sirona's business.

EQT Transaction, page F-27

46.
We note your disclosures regarding the EQT transaction. You state that the transaction was accounted for in a manner similar to a business combination under SFAS 141. Please respond to the following comments:

•
Please clarify how you have accounted for this transaction. Please tell us how your accounting differs from that of a business combination under SFAS 141 as appropriate.

        An EITF 88-16 analysis was performed for this transaction which concluded that there were no continuing shareholders whose interest in Newco should be carried at the predecessor basis (please see a description of the analysis set forth below). As a result, 100% of the fair value of the net assets was recorded in accordance with EITF 88-16 using the principles of SFAS 141.

        The EQT transaction was accounted for in the same manner as a business combination under SFAS 141. Page F-29 of the Proxy Statement has been revised accordingly.

  •
  We note that management held an interest in the new entity following the leveraged buy-out. In this regard, please provide us with your detailed analysis of EITF 88-16 as it relates to this transaction in light of the fact that management was included in the leveraged buy-out transaction.

        The EQT transaction met the scope requirements of EITF 88-16 as:

  •
  A 100% interest in Sirona Beteiligungs- und Verwaltungs GmbH ("Oldco") was acquired by funds managed by affiliates of EQT, and certain other equity holders and certain members of Sirona management and its employees (the "EQT Purchasers") in a single transaction on February 16, 2004. There were no remaining equity interests outstanding that had not been acquired by the Purchasers.

  •
  Permira, which owned a majority of the equity interests in Oldco, had no continuing interest in Sirona after consummation of the EQT Transaction.

  •
  The EQT Purchasers established four new legal entities headed by Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, a newly formed entity ("Newco"), to acquire 100% ownership of Oldco.

  •
  The aggregate consideration paid was €420 million, including the €284 million purchase price paid to the sellers at closing, €20 million paid within one year after closing, €110 million of assumed debt and approximately €6 million of direct acquisition costs.

  •
  The funds necessary to complete the EQT transaction included approximately €300 million of new debt incurred in connection with the EQT transaction (71% of the total), €39 million of shareholder loans granted by the EQT Purchasers and cash equity contributions for the remainder.

        Based on these facts, it was concluded that the EQT transaction meets the scope requirements of EITF 88-16 as it was (1) effected in a single highly leveraged transaction on February 16, 2004, (2) funded 71% with debt from unrelated third parties and (3) resulted in the acquisition by Newco of all previously outstanding common stock of Oldco.

        The following table sets forth the voting percentage held by each member of the control group in Oldco and Newco:

Member	Interest in Permira Oldco (%)	Interest in EQT Newco (%)
Permira	97	0

EQT	0	83
Management	3	9
Other Employees	0	6
Directors (unrelated to EQT)	0	2

Total	100	100

        Prior to the EQT Transaction, Oldco was owned 100% by Sirona Dental Systems S.A.R.L. ("Oldco Parent"), a holding company which was owned 97% by Permira funds and 3% by Sirona management. Oldco Parent also owned 100% of demedis GmbH (a separate substantive and significant business also owned by Oldco Parent).

        In accordance with EITF 88-16, the predecessor basis should (partially) be applied if shareholders of Oldco have a residual interest in Newco. The shareholders of Oldco were Oldco Parent, as Oldco was an investment owned by Oldco Parent (the other investment owned by Oldco Parent was demedis). As stated above, Sirona management had a 3% ownership in OldcoParent, which gave them an interest in both Oldco and demedis. As a result, they would not qualify as a continuing shareholder as defined in EITF 88-16, as their interest in Oldco Parent related to more than just Oldco. Therefore, no predecessor basis was applied and 100% of the fair value of the net assets of Newco was recorded in accordance with EITF 88-16 using the principles of SFAS 141. There is no difference between the EQT transaction and a business combination from an accounting perspective.

        Revisions have been made to page F-29 of the Proxy Statement to clarify the manner in which the EQT transaction was accounted for.

47.
We note you have allocated $86.9 million of the purchase price to trademarks and determined that these trademarks are indefinite-lived assets.

•
Tell us and revise to provide a detailed analysis of how you considered all of the factors in paragraph 11 of SFAS 142 to classify this as an indefinite-lived intangible asset.

•
Explain how you determined the estimated fair value of these trademarks.

        Please see the response to comment 42 for a detailed analysis of how all of the factors in paragraph 11 of SFAS 142 were considered in classifying the trademarks as indefinite-lived intangible assets.

        Revisions have been made to page F-30 in response to this comment.

Note 7—Property, Plant and Equipment, Net, page F-29.

48.
It appears that you have carried over the gross amounts and accumulated depreciation for property, plant and equipment from the predecessor to the successor although the assets had been revalued and recorded at fair value as part of the EQT and MDP transactions. Paragraph 37 of SFAS 141 requires that those values represent the new cost basis and, as a result, the accumulated depreciation amounts would be reduced to zero at the date of the transactions, with depreciation starting over at those dates. Please explain to us how you concluded that this presentation is appropriate and identify the accounting literature on which you relied, or revise the filing to comply with SFAS 141.

  The requested revision has been made to page F-31 of the Proxy Statement.

Form 10-0 for the Fiscal Quarter ended December 31, 2005

49.
We note that the Rule 13a-14(a) certifications included with this Form 10-Q omit paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant's internal control over financial reporting. Please amend to provide officers' certifications under Rule 13a-14(a) in the exact form as set forth in Item 601(b)(31) of Regulation S-K, including paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the registrant's internal control over financial reporting. We will not object if the amended Form 10-Q includes only:

•
a cover page,

•
a signature page, and

•
Rule 13a-14(a) certifications with the first, second, fourth, and fifth paragraphs.

    In addition, consider including an explanatory note in the amended Form 10-Q. Please apply this comment to your Form 10-K for the fiscal year ended March 31, 2005 and your Form 10-Qs for the quarters ended June 30, 2005 and September 30, 2005.

          Each of the Company's Form 10-Qs for the quarters ended December 31, 2005, September 30, 2005 and June 30, 2005 and the Company's Form 10-K for the fiscal year ended March 31 have been amended and filed with the Commission.

        We hereby confirm to you the Company's acknowledgement of the following matters:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9311 or Kevin Tang at (212) 735-0794.

Sincerely,
/s/ JOHN B. WADE, III John B. Wade, III
cc:	Jeffrey T. Slovin, Schick Technologies, Inc.
Zvi Raskin, Schick Technologies, Inc.
Jost Fischer, Sirona Holding GmbH
Simone Blank, Sirona Holding GmbH
James S. Rowe, Kirkland & Ellis LLP
Carol Anne Huff, Kirkland & Ellis LLP
Nanci Prado, Dorsey & Whitney LLP